EXHIBIT 99.1

VOX ANNOUNCES ANNUAL GENERAL MEETING RESULTS

TORONTO, CANADA – May 30, 2024 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce that each of the five individuals nominated for election as a director at the Company’s annual general meeting of shareholders held today (the “Meeting”) was elected.

The detailed voting results are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Kyle Floyd	23,474,503	89.866%	2,647,040	10.134%
Rob Sckalor	25,979,416	99.456%	142,127	0.544%
Alastair McIntyre	25,975,266	99.440%	146,277	0.560%
Donovan Pollitt	25,979,026	99.454%	142,517	0.546%
Shannon McCrae	25,980,016	99.458%	141,527	0.542%

Shareholders also voted in favour of the appointment of Ernst & Young LLP as the auditor of the Company for the ensuing year and authorizing the directors to fix the auditor’s remuneration. Each of the resolutions approved at the Meeting were described in detail in the Company’s Management Information Circular dated April 17, 2024, available on SEDAR+ (www.sedarplus.ca), the SEC’s website via EDGAR (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning seven jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd
Chief Executive Officer
info@voxroyalty.com
+1-345-815-3939